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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

NOTIFICATION OF LATE FILING                          SEC FILE NUMBER: 0-10999

                                                     CUSIP NUMBER: 20461S108

[ ] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: DECEMBER 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

         Read Attached Instruction Sheet Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________

PART I - REGISTRANT INFORMATION

         Full Name of Registrant:

         Composite Technology Corporation

         Former Name if Applicable:

         ElDorado Financial Group, Inc.

         Address of Principal Office (Street and Number):

         18881 Von Karman Avenue, Suite 1630

         City, State and Zip Code:

         Irvine, California 92612

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company recently changed its fiscal year-end and has been concentrating its efforts on completing its Form 10-KSB for the transitional period ended September 30, 2001, which is being filed with the Securities and Exchange Commission today. As a result, due to the Company's limited staff, it has been unable to complete its Form 10-QSB for the quarter ended December 31, 2001 within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         ROBERT NIKOLEY                    949                  756-1091
         --------------                    ---                 --------
         (Name)                        (Area Code)          Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

         [ ] Yes           [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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         The Registrant, Composite Technology Corporation, has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2002                     By:/s/ ROBERT NIKOLEY
                                               --------------------------------


                                               ROBERT NIKOLEY, CHIEF
                                               FINANCIAL OFFICER
                                               --------------------------------
                                               Print Name

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